SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter

Rio de Janeiro, November 14, 2012 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 12 subsidiaries, operating in the generation, transmission and distribution, announces its results for the period.

In the results presented below, for the 3Q12 was registered a Net Income of R$ 1,003 million, as shown below, see item 1.1.

Net income of R$ 3,620 million earned in the first nine months of 2012 was 14% higher than the income of R$ 3,176 million for the same period of 2011. In the nine months of 2012, there was a positive variation of 18.8% in EBITDA, which rose from R$ 4,905 million in the first nine months of 2011 (9M11) to R$ 5,828 million in the first nine months of 2012 (9M12), demonstrating the improvement of the operating company.

Evolution of Net Income considering IFRS (In Million)

Compared to the previous year, also highlighted the growth of the Net Operating Income (NOI) at levels higher than found in the expenses and costs, especially in relation to items Personnel, Material and Service (PMS), indicating a continuous reduction of the PMS/NOR index resulting from an operational and business management improvement.

Regarding the energy sold, we found an increase of 1.4% in the generation segment, reaching a volume of energy sales of 201 TWh in 2012, compared to 198 TWh in the same period of 2011. Likewise, in the distribution segment, we see a growth of 15.6%, reaching a volume of energy sales of 10.9 TWh in 2012, compared to a volume of 9.4 TWh in 2011.

Highlights of the consolidated results for the First Nine Months of 2012:

          Net Operating Income: R$ 24,386 million  (19.2 % higher compared to 9M11)

          Operating Income: R$ 3,965  million (31.5 % higher compared to 9M11)

          Personnel, Material and Services (PMS): R$ 6,094 million in the 9M 2012 (8.8 % higher compared to 9M11).

          PMS/ROL: 25%,  2.4 percentage points lower than 9M11.

         Consolidated Ebitda (earnings before interest, taxes, depreciation and amortization): R$ 5,828  million, 20.7% higher than 9M11. Regarding 9M11 the sum of EBITDAs of generation and transmission companies increased by 30.4% and the sum of EBITDAs of distribution companies increased by 35.8%

Marketletter

          Net Income of Foreign Exchange: R$ 450 million (41.5% lower than 9M11)

          Financial asset/Itaipu transfer, R$ 184  million (71.9% lower than 9M11)

          Net income: R$ 3,620  million, 14  % higher than 9M11.

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of Marketletter, after the Financial Statement for each company.

Structure of Eletrobras

Consolidated Financial Statements

	9M 12	9M 11	Variation	3Q 12	2Q 12	3Q 11	Variation
	(R$ million)	(R$ million)	9M12 x 9M11	(R$ million)	(R$ million)	(R$ million)	3Q12 x 2Q12
Net Operating Income	24,386	20,458	19%	8,384	7,724	7,021	9%
Personnel Materials and Services	6,094	5,603	9%	2,164	2,099	1,944	3%
Depreciation	1,325	1,244	6%	444	437	411	2%
Other costs	12,465	10,026	24%	4,701	4,068	4,001	16%
EBITDA	5,828	4,829	21%	1,520	1,557	1,076	-2%
Financing Payable and Debentures– without RGR¹	39,560	29,611	34%	39,560	38,185	29,611	4%
Cash, Marketable securities	11,905	12,777	-7%	11,943	12,122	12,777	-1%
Financing Receivable – without RGR	6,610	6,726	-2%	6,610	6,731	6,726	-2%
Net Debt²	21,045	10,108	108%	21,007	19,332	10,108	9%
Stockholders Equity	79,793	77,202	3%	79,793	78,784	77,202	1%
Net Income	3,620	3,176	14%	1,003	1,349	1,565	-26%
Net Income / Stockholders Equity	4.5%	4.1%	0.4pp	1.3%	1.7%	2.0%	-0.4pp
PMS/Net Operating Income	25.0%	27.4%	-2.4pp	25.8%	27.2%	27.7%	-1.4pp
EBITDA Margin	23.9%	23.6%	0.3pp	18.1%	20.2%	15.3%	-2.1pp

(1) The value contains part of Itaipu  debt  to third parties

(2) =  Net Debt Financing  payable and debentures  (without  RGR) - Cash, Marketable Securities - Loans Receivable  (without  RGR)

Marketletter

1 .Analysis of Consolidated Results – R$ million

Consolidated
9M12	9M11		3Q12	2Q12	3Q11
24,386	20,458	Net Operating Income (a)	8,384	7,724	7,021
-3,252	-2,476	(-) Energy purchased for resale	-1,064	-1,193	-758
-460	-176	(-) Fuel for electricity production	-207	-163	-111
-1,497	-1,053	(-) Usage of the electric grid	-724	-384	-385
-1,268	-965	(-) Remuneration and Reimbursement	-404	-444	-369
-6,094	-5,603	(-) Personnel, Material and Services	-2,164	-2,099	-1,944
-3,225	-2,472	(-) Construction	-1,192	-1,149	-1,039
-1,325	-1,244	(-) Depreciation and amortization	-444	-437	-411
7,266	6,469		2,185	1,854	2,004
538	576	Shareholdings	174	155	187
-814	-1,788	Operating provisions	-368	-108	-846
6,990	5,257		1,991	1,901	1,345
575	543	Interest income	391	-3	218
451	341	Monetary Restatement	212	79	56
450	769	Monetary and exchange variation	-49	701	1,459
-1,714	-1,237	Debt charges	-541	-671	-269
-489	-980	Debt from from Shareholders Resources	-77	-206	-222
1,428	1,128	Other financial results	390	814	286
-1,571	-953	Income Tax and Social Contribution	-396	-478	-634
6,119	4,867		1,920	2,137	2,238
-2,487	-1,673	Others Results	-915	-782	-680
3,632	3,194	Net Income	1,005	1,355	1,558
-12	-19	Minority Shareholders	-2	-6	6
3,620	3,176	Consolidated Net Income	1,003	1,349	1,565

(a)see section 1.2

Marketletter

1.1          Financial Hightlights

3rd Quarter 2012 x 2nd Quarter 2012

In 3Q12 a net income of R$ 1,003 million was recorded, 25.6% lower than the net income of R$ 1,349 million registered in the previous quarter, specially the exchange rate which went from an income of R$ 701 million to an expense of R$ 49 million, detailed in the text below.

The net operating revenue in the amount of R$ 8,384 million, detailed in the Table 1.2, presented in the 3Q12, an increase of 8.5% compared to 2Q12, when R$ 7,724 million was recorded, mainly due to:

     Generation revenue increased 11.2%, from R$ 5,085 million in the 2Q12 to R$ 5,653 million in the 3Q12. This variation was mainly due to the decrease in “Transfer of Itaipu”, which went from a net expense of R$ 504 million in the 2Q12 to a net expense of R$ 18 million in the 3Q12, influenced by changes in the methodology of calculating of the inflation adjustment based on US price indices, Commercial Price and Industrial Goods, described in item 2.3. Moreover, there is the usual effect of the consolidation relating to the energy sold to the companies of the Eletrobras System.

In relation to the Energy Supply, there was an increase of 1.5%, from R$ 5,588 million in the 2Q12 to R$ 5,670 million in the 3Q12, highlighting the gain in supply revenue from Eletrosul due to the energy sales of UHE Passo São João and commercialization of UHE Mauá.

     Transmission revenues showed a decrease of 3.1%, from R$ 2,232 million in the 2Q12 to R$ 2,163 million in the 3Q12, mainly  due to a lower Operating and Maintenance Revenue, which rose from R$ 540 million in the 2Q12 to R$ 389 million in the 3Q12.   Moreover, there is the usual effect of the consolidation on the use of transmission lines by the companies of the Eletrobras System. The Construction Revenue is registered as equivalent to the cost of construction.

     Revenues from the distribution segment showed an increase of 2.3%, from R$ 1,652 million in the last quarter to R$ 1,690 million in the 3Q12. The Energy Supply increased by 3.3% from R$ 1,386 million in the 2Q12 to R$ 1,432 million in the 3Q12, mainly influenced by the growth of more than 44,000 customers. The Construction Revenue is registered as equivalent to the cost of construction.

- The Energy Purchased for Resale reduced by 10.8% from R$ 1,193 million in the 2Q12 to R$ 1,064 million in 3Q12.

- The account Fuel for Electric Power Production showed an expense of R$ 163 million in the 2Q12 as compared to an expense of R$ 207 million in the 3Q12, partly due to the increase of production of thermal energy, specially Furnas, regarding the gas supply to UTE Santa Cruz.

- Personnel, Material and Service (PMS) in the amount of R$ 2,164 million in the 3Q12, presented an increase of 3.1% compared to the 2Q12, mainly due to the payment of the Profit Sharing registered in the 2Q12.

- The revenues from Equity Interest increased by 12.3% from R$ 155 million in the 2QT12 to R$ 174 million in the 3QT12. This increase is mainly due to the result of Equity Investments in Subsidiaries, which increased by 41.9% from R$ 91 million in the 2Q12, to R$ 130 million in the 3Q12.

Marketletter

- Operating Provisions showed an increase of 240.7%, from R$ 108 million in the 2Q12 to R$ 368 million in the 3Q12, mainly influenced by the renegotiation and extension of the deadline for receivable financings in 2Q12.

- The net Financial Result rose from a net revenue of R$ 714 million in the 2Q12, to a net revenue of R$ 326 million in the 3Q12, which represents a reduction of 54.4% in relation to the 2Q12. This result is mainly due to the foreign exchange, from a revenue of R$ 701 million in the 2Q12 to an expense of R$ 49 million in the 3Q12.

Nine Months of 2012 x Nine Months 2011

Regarding the result of the nine months of 2012, it recorded a growth of 14.0% in relation to the same period of 2011, with a registered net income of R$ 3,620 million from January to September, compared to R$ 3,176 million recorded in same period of 2011.

 The net operating revenue in the amount of R$ 24,386 million, detailed in the Table 1.2, presented, in the 9M12, an increase of 19.2% compared to the 9M11, when R$ 20,534 million were recorded.

     Generation Revenue showed an increase of 14.9%, from R$ 14,484 million in the 9M11 to R$ 16,640 million in 9M12. This variation was influenced by the 19.0% increase in the Energy Supply, which rose from R$ 13,289 million in the 9M11 to R$ 16,455 million in the 9M12, driven by the increase of the Energy Sales, which rose from 198 TWh in the 9M11 to 201 TWh in the 9M12 (see Item 1.2.1) and by the 15% increase in the total volume of energy sold to companies of the Eletrobras System, which affect the consolidated numbers. The generation revenue was negatively influenced by reducing the Transfer of Itaipu, which has evolved from a net income of R$ 656 million in 9M11 to a net income of R$ 184 million in 9M12, influenced by changes in the methodology of calculating the inflation adjustment based on US price indices  Commercial Price and Industrial Goods, described in item 2.3.

     Transmission revenues showed an increase of 22.6%, from R$ 5,200 million in the 9M11 to R$ 6,377 million in the 9M12, influenced by the adjustment of the transmission rate of return, which rose from R$ 1,895 million in the 9M11 to R$ 2,382 million in the 9M12, due to the adjustment from  financial asset of thransmission  . Also contributed a higher operation and maintenance revenue, which rose from R$ 1,263 million in the 9M11 to R$ 1,414 million in the 9M12. Moreover, there is the usual effect of the consolidation on the use of transmission lines by the companies of the Eletrobras System. The Construction Revenue is registered as equivalent to the cost of construction.

     The Distribution segment revenue grew by 27.7% from R$ 3,702 million in the 9M11 to R$ 4,729 million in the 9M12, influenced by the energy supply, which increased by 28.7%, from R$ 3,157 million in the 9M11 to R$ 4,063 million in the 9M12, mainly caused by the increase in energy sales, which increased from 9.4 TWh in the 9M11  to 10.9 TWh in the 9M12 (see Item 1.2.2), and also by the growth of more than 120 thousand new customers. The Construction Revenue is registered as equivalent to the cost of construction.

The Energy purchased for resale grew by 31.4% from R$ 2,476 million in the 9M11 to R$ 3,252 million in the 9M12, influenced mainly by the increase registered in CGTEE, from R$ 32 million in the 9M11 to R$ 196 million in 9M12, mainly due to: I) high value of PLD (Settlement Price of the Difference); II) insufficient backup in 2012 higher than 2011; penalties involving UHE Candiota II (Phase C).

Marketletter

Fuel for Energy Production presented an increase of 161.0%. In the 9M12, a net expense of R$ 460 million was registered, while in the 9M11 a net expense of R$ 176 million was recorded, mainly influenced by higher generation of thermal energy.

From January to September of 2012, Personnel, Material and Service (PMS) showed an increase of 8.8%, from R$ 5,603 million in the 9M11 to R$ 6,094 million in the 9M12. Considering that the Consolidated Net Operating Revenues - NOR presented, in the 9M12, an increase of 19.2% in relation to the same period last year, the relationship PMS/NOR decreased 2.3 percentage points, from 27.3% in the 9M11 to 25% in the 9M12.

The Shareholdings recorded a decrease of 6.6% resulting from the accounting of the amount of R$ 538 million in 9M12 and R$ 576 million in 9M11. This reduction was caused mainly by the variation in equity investments in affiliated companies, which fell by 14.2% from R$ 451 million in 9M11 to R$ 387 million in 9M12.

Operating Provisions, (see Item 3.1), showed a reduction of 54.5%, from R$ 1,788 million in the 9M11 to R$ 814 million in the 9M12, mainly influenced by the provisions made in the 9M11 for the Impairment of units Simplicio and Batalha, owned by Furnas, in the amount of R$ 409 million, and the Contingency Reserve for Balbina unit, owned by Eletronorte, in the amount of R$ 120 million. Moreover, in the 9M11 R$ 429.5 million and R$ 137.6 million was registered in Furnas and Eletronorte respectively to the dropouts of the voluntary desmissal program.

- Net Financial Result rose from a net income of R$ 564 million in the 9M11 to a net income of R$ 701 million in the 9M12, representing an increase of 24.2%. This result is mainly due to the reduction of the Charges on Shareholders Resources, from R$ 980 million in the 9M11 to R$ 489 million in the9M12, influenced by the payment of the yearly installments of the retained dividend, as well as the decrease of the Selic rate.

1.2          Net Operating Income

Net Operating Income (NOI) in the 9M12 exceeded 2011 by 19.2%, from R$ 20,458 million to R$ 24,386 million. In the 3Q12 the NOI had a 8.5% increase from the previous quarter, from R$ 7,724 million to R$ 8,384 million.

R$ million

Consolidated
9M12	9M11	Variation		3Q12	2Q12	Variation
			a) GENERATION
16,455	13,829	19.0%	Supply /Supply/ Energy Sold	5,670	5,588	1.5%
184	656	-71.9%	Financial Asset/ Itaipu Transfer [(3) item 2.3]	-18	-504	-96.5%
			Others
			B) TRANSMISSION
2,580	2,043	26.3%	Revenue from construction	939	875	7.4%
1,414	1,263	12.0%	Revenue from operating and maintenance	389	540	-27.9%
2,382	1,895	25.7%	Return Tax update - Transmission	834	817	2.1%
			c) DISTRIBUTION
4,063	3,157	28.7%	Supply	1,432	1,386	3.3%
644	24	2544.8%	Revenue from construction	251	258	-2.6%
22	521	-95.8%	Revenue from operating and maintenance	7	8	-13.8%
27,745	23,387	18.6%	(a) Eletric Power Operations	9,505	8,969	6.0%
500	537	-7.0%	Other Revenues	151	43	250.6%
28,245	23,924	18.1%	TOTAL	9,655	9,013	7.1%
			Operating Income Deductions
-1,290	-1,247	3.5%	Sectoral charges	-362	-464	-21.9%
-915	-789	16.0%	ICMS	-322	-308	4.6%
-1,572	-1,409	11.6%	PASEP and COFINS	-516	-517	-0.2%
-81	-21	287.4%	Other Deductions	-70	0	100.0%
-3,859	-3,466	11.3%	Total Deductions	-1,271	-1,288	-1.3%

24,386	20,458	19.2%	Net Operating Income	8,384	7,724	8.5%

Marketletter

Participation of business in relation to Gross Revenues – 2012  (RS million)

1.2.1 Energy Sold in 2012 – TWh

In terms of evolution of the energy market, the Eletrobras companies, in 2012, sold 201 TWh of energy, versus 198 TWh traded in the same period of previous year, representing an increase of 1.4%.

Marketletter

1.2.2 Energy Sales in 2012 - Distributors – TWh

In terms of evolution of energy markets, companies of Eletrobras Distribution System, in the 9M12, sold 10.9 TWh of energy, compared to 9.4 TWh traded in the same period of last year, representing an increase of 15.6%.

1.3          EBITDA

EBITDA - R$ million	9M12	9M11	Var%
Results of the period	3,632	3,195	13.7%
+ Provision Income Tax and Social Contribution	-1,571	-1,030	52.6%
+ Financial Result	701	564	24.2%
+ Depreciation and Amortization	1,325	1,244	6.5%
= EBITDA	5,828	4,905	18.8%

1.3.1 EBITDA of Subsidiary Companies

The EBITDA of Eletrobras Subsidiaries shown below, resulted in the 3Q12 R$ 1,712 million, representing a decrease of 5.0% over the 2Q12, when EBITDA totaled R$ 1,802 million.

In the first nine months of 2012, when EBITDA of Eletrobras Subsidiaries was R$ 5,438 million, occurred an increase of 35.4% over the R$ 4.017 million in 9M11.

EBITDA - R$ million
Company	9M12	9M11%		3Q12	2Q12%
Furnas	1,486	633	134,9%	419	489	-14.3%
Chesf	2,165	1,736	24,8%	691	782	-11.7%
Eletronorte	941	908	3,6%	256	290	-11.6%
Eletrosul	512	207	147,8%	225	145	55.4%
EletroNuclear	573	645	-11,3%	244	210	15.8%
CGTEE	(45)	191	-123,4%	(35)	(23)	-50.6%
Subtotal	5,633	4,320	30,4%	1,799	1,892	-4.9%
Distributors	(195)	(304)	35,8%	(87)	(91)	4.3%
Total	5,438	4,017	35,4%	1,712	1,802	-5.0%

EBITDA Margin (%)
Company	9M12	9M11%		3Q12	2Q12%
Furnas	23.2%	11.4%	11.8	18.5%	22.3%	-3.8
Chesf	43.5%	43.0%	0.5	41.5%	48.9%	-7.4
Eletronorte	22.3%	23.7%	-1.5	17.4%	18.7%	-1.3
Eletrosul	36.6%	22.7%	14.0	40.6%	32.8%	7.8
EletroNuclear	39.0%	47.3%	-8.3	44.9%	38.4%	6.5
CGTEE	-11.2%	47.1%	-58.3	-24.4%	-17.7%	-6.8
Subtotal	29.8%	26.8%	3.0	27.1%	29.3%	-2.2
Distributors	-5.5%	-10.5%	4.9	-6.7%	-7.4%	0.6
Total	24.3%	21.1%	3.1	21.6%	23.4%	-1.8

Marketletter

EBITDA Margin (%)
Company	9M12	9M11%		3Q12	2Q12%
Furnas	23.2%	11.4%	11.8	18.5%	22.3%	-3.8
Chesf	43.5%	43.0%	0.5	41.5%	48.9%	-7.4
Eletronorte	22.3%	23.7%	-1.5	17.4%	18.7%	-1.3
Eletrosul	36.6%	22.7%	14.0	40.6%	32.8%	7.8
EletroNuclear	39.0%	47.3%	-8.3	44.9%	38.4%	6.5
CGTEE	-11.2%	47.1%	-58.3	-24.4%	-17.7%	-6.8
Subtotal	29.8%	26.8%	3.0	27.1%	29.3%	-2.2
Distributors	-5.5%	-10.5%	4.9	-6.7%	-7.4%	0.6
Total	24.3%	21.1%	3.1	21.6%	23.4%	-1.8

EBITDA is calculated by adding the net profit for the period, income taxes, the financial income and depreciation and amortization.

1.4. Eletrobras’ Performance During the 3Q12

Eletrobras, in the 3Q12 registered a net income of R$ 1,003 million, equivalent to R$ 0.75 per share. This income is 25.6% lower than the profit of R$ 1,348.8 million recorded in the 2Q12, equivalent to R$ 1.00 per share. In the first nine months of 2012 Eletrobras registered a net profit of R$ 3,620 million, presenting an increase 14% over the net profit of R$ 3,176 million on the first nine months of 2011.

2.          Analysis of the Results of the Parent Company

Evolution of the Results – R$ million

9M12

9M11

Marketletter

2.1          Eletrobras Shareholdings

The recognition of the results of the companies invested by Eletrobras positively impacted the Company's results in the 3Q12 in R$ 896 million, resulting from the evaluation of corporate investments. This figure represented an increase of 4.2% if compared to the amount of R$ 860 million for the 2Q12, highlighting the result of the equivalency equity of our subsidiaries and affiliated companies.

Compared to the same period of 2011, recognition of the results of companies invested by Eletrobras showed a 55.9% increase from of R$ 1,820 million in 9M11 to R$ 2,839 in 9M12 million, as shown below:

In R$ thousand

	3Q12	2Q12	9M12	9M11
Investments in subsidiaries
Equivalency equity	734,174	703,884	2,324,156	1,292,672
Income from capital - ITAIPU	3,059	1,972	39,713	33,030
	737,233	705,856	2,363,869	1,325,701

Investiments in affiliates
Equivalency equity	117,925	92,773	364,003	402,909

Other investiments	41,143	61,451	111,164	91,877
Total	896,301	860,080	2,839,036	1,820,487

The analysis of the results of our subsidiaries can be found in the Appendix

2.2   Financial Result

The Financial Results positively impacted the result of Eletrobras in R$ 683 million in the 3Q12, 54% lower than the result obtained in the previous quarter, when an income of R$ 1,484 million was registered, mainly due to the exchange rate, which decreased from an income of R$ 738 million in 2Q12 to an income of R$ 14 million in 3Q12.

In the first nine months of 2012, there was a maintenance in the levels of the Financial Results of the previous year, being this positive impact of R$ 2,560 million in 9M12 and R$ 2,561 million in 9M11. The mains changes were due to:

        The net exchange rate, from a revenue of R$ 974 million in 9M11 to a revenue of R$ 536 million in 9M12.

        The charges on Resources of shareholders fell by 49.1% from R$ 830 million in the 9M11 to R$ 423 million in 9M12, driven by the second installment of retained dividends and by reducing the Selic rate, as shown below:

Marketletter

In R$ thousand

Financial Result	3Q12	2Q12	9M12	9M11
Financial Revenues
Interest income, commissions and fees	493	491	1,463	1,302
Income from financial investments	247	597	1,214	1,200
Arrears surcharge on electricity	4	6	16	30
Monetary restatement	259	204	698	522
Active exchange restatement	14	738	536	974
Other financial income	127	0	127	65

Financial Expenses
Debt Charges	-235	-232	-683	-478
Leasing charges	0	0	0	0
Charges on shareholders' funds	-63	-162	-423	-830
Exchange updates	0	0	0	0
Other financial expense	-163	-159	-388	-224
	683	1,484	2,560	2,561

The main indexes of the loan and transfers showed variations in the following periods:

Evolution of the IGP-M index and the Dollar (%)

	3Q12	2Q12	1Q12	9M12
Dólar	0.46%	10.93%	-2.86%	8.25%
IGPM	3.79%	2.55%	0.62%	7.09%

	3Q11	2Q11	1Q11	9M11
Dólar	18.79%	-4.15%	-2.25%	-11.30%
IGPM	0.97%	0.70%	2.43%	4.15%

2.3   Sale of electricity of Parent Company

a.   Itaipu

In R$ million

Financial Result - Itaipu
	3Q12	2Q12	1Q12	9M12
Energy sold Itaipu contract + CCEE	1,786	1,915	1,384	5,085
Revenue from Right to Reimbursement(1)	-32	-1,166	1,736	538
Others	30	43	24	97
Total Revenue	1,785	793	3,144	5,722

Energy purchased Itaipu Contract + CCEE	-1,635	-1,590	-1,563	-4,788
Expense from Reimbursement Obligations (2)	19	697	-1,038	-322
Itaipu transfer	-187	-403	163	-427
Others	-0	0	0	0
Total Expenses	-1,803	-1,297	-2,438	-5,538

Net Op Income - Tranfers from Itaipu(3)	-18	-504	706	184

Marketletter

The balance resulting from the sale of electricity from Itaipu Binational, shown on the Non-Current  Assets amounted to R$ 4,993 million in September 30, 2012, equivalent to US$ 2,459 million (December 31, 2011 – R$ 3,937 million, equivalent to US$ 2,099 million), of which R$ 3,443 million, equivalent to US$ 1,703 million, will be transferred to the National Treasury until 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.

In R$ million

In 2012	3Q12	2Q12	1Q12	9M12
Rights Results (RR) (1)	-32	-1,166	1,736	538
+ Exchange Results	23	608	-112	519
Result from Right to Reimbursement	-9	-558	1,624	1,057
Obligation Results (OR) (2)	-19	-697	1,038	322
+ Exchange Results	14	363	-67	310
Result from Reimbursement Obligations	-5	-334	971	632
Balance: RR - OR	-4	-224	653	425

b.   Commercialization of electric energy – PROINFA

Trading operations of power within the PROINFA generated a net loss in this quarter of 2012 of R$ 280 million (September 30, 2011 – R$ 161 million negative), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers registered R$ 255 million of Proinfa related to the parent company.

3.      Provisions

3.1    Operating Provisions

In R$ Thousand

	Parent		Consolidated
	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Guarantees	23,627	19,133	23,627	19,133
Contingencies	-103,332	-65,502	458,406	235,483
PCLD - Customers and Resellers	-	-	577,613	503,228
PCLD - Financing and Loans	-178,856	47,530	-178,856	47,530
Unfunded liabilities in subsidiaries	518,237	373,711	-	-
Losses on Investiments	-221,678	64,142	-221,678	64,142
Impairment	-	-	-2,189	409,000
Others	169,912	6,138	157,004	509,106
	207,910	445,152	813,928	1,787,622

3.2    Provisions for Legal Liabilities linked to legal proceedings

At the closing date of the financial statements, the Company has the following provisions for contingent liabilities by nature:

Marketletter

In R$ Thousand

	Parent		Consolidated
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Current
Labor	-	-	67,644	67,544
Taxable	-	-	78,319	76,477
Civil	-	-	60,497	95,169
Others	-	-	1,000	1,000
	-	-	207,460	240,190
Non-current
Labor	3,169	4,293	936,986	786,040
Taxable	-	-	258,723	297,721
Civil	1,339,896	1,442,104	3,816,060	3,564,443
Others	-	-	3,826	3,972
	1.343.065	1.446.397	5.015.595	4.652.176
Total	1,343,065	1,446,397	5,223,055	4,892,366

4.      Portfolio Financing and Loans

4.1    Financing and Loans Granted – R$ thousand

By the end of this quarter, the Company had a portfolio of loans and financing totalizing R$ 9,759 million (R$ 9,733 million in December 31, 2011) as shown below:

In R$ Thousand

Currency	Consolidated
	US$	%	R$
U.S Dollar	2,980,731	62%	6,052,672
Real	1,825,239	38%	3,706,331
Total	4,805,970	100%	9,759,003

The long-term share of loans and loans from ordinary capital resources and industry, including transfers, are due to varying degrees, as shown below:

4. 2    Financing Payable

Debtor – R$ million	Sep/12	Dec/11
Eletrobras	9,900	9,362
Affiliated	5,982	4,786
SPEs and Debentures	14,285	11,355
Itaipu	9,392	8,982
Sub Total	39,560	34,485
RGR	8,829	8,947
Total Financing	48,389	43,432

Marketletter

The total debt in foreign currency, including charges on the parent company corresponds to R$ 9,900 million equivalent to US$ 4,875 million and consolidated to R$ 19,451 million equivalent to U$$ 9,579 million. The percentage distribution by type of currency is shown below:

In R$ Thousand

Currency	Parent		Consolidated
	R$	%	R$	%
U.S Dollar	9,483,435	96%	19,044,191	98%
EURO	60,328	1%	60,431	0.3%
YEN	346,147	4%	346,545	2%
TOTAL	9,899,910	100%	19,451,167	100%

5.   Sectoral Funds

Program	Remuneration	Application of Funds- R$ million
		2009	2010	2011	9M12
RGR		1,727.80	1,573.80	1,376.40	638.23
Light for All	1.0% a.a.	1,140.70	983.6	224.2	177.18
Reluz	1.5% a.a.	28	45.5	54.6	13.67
Generation	2.0% a.a.	162.5	199.3	97.9	42.30
Transmission	2.0% a.a.	358.1	278.7	370.3	292.29
Distribution	2.0% a.a.	35.5	66.7	35.2	112.79
Thermal	2.0% a.a.	-	-	594.2
CDE		3,756.80	3,846.50	3,072.10	2,506.91
Low income	-	1,990.80	1,679.40	1,410.40	1,438.11
Light for All	1.0% (*)	1,020.60	1,568.30	1,078.80	542.70
Mineral Coal	-	745.4	598.8	582.9	526.10
CCC		2,812.40	3,562.30	5,325.50	3,486.00
Fuel Oil	-	2,668.70	3,039.60	5,121.70	-
Diesel	-	93.3	-	-	-
Generation Costs	-	-	-	-	3,366.40
Others	-	50.4	522.7	203.8	119.60
Total		8,297.00	8,982.60	9,774.00	6,631.14

(*) 1.0% of contracted value

Marketletter

6.   Investiments and CAPEX – R$ Billion

Item	Budgeted 2012	Realized 9M12
Own Investments
Generation	3.4	1.1
Transmition	2.7	1.1
Distribution	1.5	0.5
Maintenance - Generation	0.8	0.3
Maintenance - Transmition	0.7	0.2
Maintenance - Distribution	0.4	0.1
Others (Research, Infrastructure and Environmental Quality)	0.8	0.3
Sub Total	10.3	3.6
Financial Inversions in Partnerships	-	-
Generation	2.5	1.7
Transmition	0.6	0.7
Sub Total	3.2	2.4
Total	13.5	6.0

7.   Social Capital

Capital Structure

As at September 30, 2012 the capital of Eletrobras had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Union	552,968,382	50.87%			2,252	0.00%	552,970,634	40.88%
BNDESpar	180,757,951	16.63%			18,691,102	7.04%	199,449,053	14.75%
BNDES	76,338,832	7.02%			18,262,671	6.88%	94,601,503	6.99%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO					468,600	0.18%	468,600	0.03%
Others	221,661,979	20.39%	146,920	100.00%	219,262,258	82.60%	441,071,157	32.61%
Cust.CBLC	221,433,839	20.37%	85,641	58.29%	196,895,664	74.18%	418,415,144	30.93%
Resident	59,968,598	5.52%	85,640	58.29%	56,353,567	21.23%	116,407,805	8.61%
Non Resident	92,425,816	8.50%	1	0.00%	111,892,756	42.15%	204,318,573	15.11%
Prog. Adr	69,039,425	6.35%			28,649,341	10.79%	97,688,766	7.22%
Others	228,140	0.02%	18,447	12.56%	5,749,571	2.17%	5,996,158	0.44%
Resident	200,411	0.02%	18,420	12.54%	5,745,569	2.16%	5,964,400	0.44%
Non Resident	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Marketletter

Eletrobras Shareholders

The amount of shareholders increased 3.9% between September 30, 2011 and September 30, 2012. There was an increase of 5.5% of common shareholders and an increase of 3.1 % of preferred shareholders.

Amount of Resident Shareholders

Between September 30, 2011 and September 30, 2012, there was an increase of 3.7% of resident shareholders in Brazil. Concerning the non-resident shareholders, between September 30, 2011 and 2012 there was an increase in share participation of 7.7%.

Amount of Resident Shareholders	Amount of Non-Resident Shareholders

Marketletter

Share performance analysis

Shares

Eletrobrás Preferred Shares - ELET6

During the 3Q12 Eletrobras’ preferred shares (ELET6) had a devaluation of 6.6% closing at R$ 18.23. The maximum price achieved by those shares was R$ 21.45 on August 21, and the lowest price registered was R$ 17.2 on September 12. The quotations related are values ex-dividend.

Eletrobras ON - ELET3

During the 3Q2 Eletrobras’ common shares (ELET3) had a devaluation of 15.1% closing at R$ 12.1. The maximum price achieved by those shares was R$ 16.1 on August 20, and the lowest price registered was R$ 10.95 on September 12. The quotations related are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Index number 09/30/2011 = 100 and ex-dividend values

Ratings

Agency	National Classification/ Outlook	Last Report
S&P LT Local Currency	A - (Stable)	11/17/2011
Moody’s Issuer Rating	Baa2 (Negative)	09/26/2012
S&P LT Foreign Currency	BBB (Stable)	11/17/2011
Moody’s Senior Unsecured Debt	Baa2 (Negative)	09/26/2012
Fitch Senior Unsecured Debt Rate	BBB (Stable)	10/09/2012
Fitch LT Foreign Currency Issuer	BBB (Stable)	10/09/2012

Marketletter

       Financial Trading Volume (Daily Average) at the BM&FBOVESPA (R$ Thousands)

Trading Volume (Daily Average) at the BM&FBOVESPA (Values in thousands of shares)

ADR Programs

EBR-B – Eletrobras Preferred Shares

During the 3Q12, the ADRs preferred shares of Eletrobras recorded a maximum price of US$ 10.45 on August 21. The lowest price registered was on September 12, when the price reached US$ 8.53. This asset ended the quarter quoted at US$ 9.03 with a devaluation of 5.7% compared to June 2012, when it closed quoted at US$ 9.58, considering ex-dividend values. The Balance of ADRs representing such shares at the end of the third quarter of 2012 was 28,649,341.

EBR – Eletrobras Common Shares

During the 3Q12, the ADRs of the common shares of EletrobrAs recorded a maximum price of US$ 7.96 on August 20. The lowest price registered was US$ 5.61 on September 12. This asset ended the quarter quoted at $ 5.93, obtaining a depreciation of 15.6% compared to June 2012, when it closed quoted at US$ 7.03, considering ex-dividend values. The Balance of ADRs representing such shares at the end of the third quarter of 2012 was 76,248,894.

Marketletter

Trading Volume (Daily Average) at the NYSE

Values in thousand of shares.

Latibex (Latin America Stock Market in Madrid Stock Exchange)

XELTB

The preferred shares listed on Latibex program ended the 3Q12 in € 7.09. In June 2012, these shares closed at € 7.59, reflecting a depreciation of 6.6%.

XELTO

The common shares of the Latibex program obtained, in the 3Q12, a devaluation of 16.1%, considering that in September this year it closed at € 4.64 and in June closed at € 5.53.

Trading Volume (Daily Average) at the Madrid Stock Exchange (Values in numbers of shares)

Marketletter

Exchange rate performance between September 30, 2011 and September 30, 2012

8.      General Information

Number of employees*

Parent Company

Working time in the Company (Years)	1Q12	2Q12	3Q12	Percentual
Until 5	586	571	564	44%
6 to 10	239	244	290	23%
11to15	35	33	33	3%
16 to 20	12	14	14	1%
21 to 25	223	220	206	16%
over 25	190	188	168	13%
Total	1.285	1.270	1275	44%

*includes solicited employees and excludes transferred employees.

By Region

State	Nr of employees
	1Q12	2Q12	3Q12
Rio de Janeiro	1,244	1,231	1,227
Brasília	41	39	48
Total	1,285	1,270	1,275

Outsorced Employees

1Q12	2Q12	3Q12
183	183	183

Marketletter

Turnover Index

3Q12	2Q12	3Q12
0.5%	0.3%	0.67%

Partnership – Parent Company

SPE	Enterprise		Installed Capacity (MW)	Assured energy (MW medium)	Generated Energy MWh
		Investment R$ million			3Q12	2Q12	9M12
Norte Energia SA	UHE	29,375.0	11,233.1	4,571.0	-	-	-
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	UEE	109.30	26.0	12.08	20,236.972	19,418.602	39,655.57

(*) Generated Energy - Source: SPE Solar Mangue Seco 2 Generator and Distributor of Electrical Energy SA

Enterprise	Participation %	Localization (Estate)	Start of Construction	Start of Operation	End of Operation	Asset Value Unamortized
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Feb/2012	Aug/2045	ND
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045	ND

Note: To “end of operation” item was adopted end date of the Concession Contract

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current Assets
Cash and cash equivalents	885,761	1,396,729	4,150,384	4,959,787
Restricted cash	4,878,655	3,034,638	4,878,655	3,034,638
Marketable securities	4,641,091	8,499,178	7,315,090	11,252,504
Clients	254,549	579,433	4,611,303	4,352,024
Financing asset	-	310,960	1,237,113	2,017,949
Loans and financing	3,586,390	3,848,043	1,677,353	2,082,054
Fuel consumption account - CCC	1,216,280	1,184,936	1,216,280	1,184,936
Investment remuneration	1,150,445	633,832	64,489	197,863
Taxes and social contribution	1,788,245	1,594,227	2,364,814	1,947,344
Compensation rights	-	-	4,336,709	3,083,157
Stock	1,006	729	492,803	358,724
Nuclear fuel inventories	-	-	387,879	388,663
Derivatives financial instruments	-	-	243,434	195,536
Other	422,230	300,188	1,913,636	1,607,493
	18,824,652	21,382,893	34,889,942	36,662,672
Non-Current Assets
Compensation rights	-	-	701,876	500,333
Loans and financing receivable	24,876,037	23,878,099	8,081,650	7,651,336
Clients	229,322	-	1,363,244	1,478,994
Marketable securities	418,961	379,707	439,284	398,358
Nuclear fuel inventories	-	-	489,903	435,633
Taxes and social contribution	1,316,413	2,044,513	5,214,334	5,774,286
Linked deposits	790,993	715,189	2,766,602	2,316,324
Fuel consumption account - CCC	487,398	727,136	487,398	727,136
Financing asset	2,920,081	1,724,009	50,314,543	46,149,379
Derivatives financial instruments	-	-	229,556	185,031
Advances for shareholding participation	6,077,532	5,673,361	4,002	4,000
Other	312,188	282,399	729,281	701,763
	37,428,925	35,424,413	70,821,673	66,322,573
Investments	56,941,130	54,722,656	4,585,100	4,570,959
Property, plant and equipment	112,151	112,397	58,134,848	53,214,861
Intangible	46,762	48,150	2,356,490	2,371,367
	94,528,968	90,307,616	135,898,111	126,479,760
Total Assets	113,353,620	111,690,509	170,788,053	163,142,432

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current Liabilities
Loans and financing	693,601	488,120	5,892,953	4,005,326
Debentures	-	-	990,452	739,237
Financing liabilily	1,214,960	-	474,225	-
Compulsory loan	12,511	15,620	13,221	16,331
Suppliers	382,655	384,676	6,912,737	6,338,102
Anticipated energy sales	375,482	368,943	421,065	413,041
Taxes payable	23,367	40,190	1,450,645	1,032,521
Fuel consumption account - CCC	3,832,665	3,079,796	3,832,665	3,079,796
Shareholders’ remuneration	3,499,593	4,323,713	3,519,985	4,373,773
Federal treasury credits	127,055	109,050	127,055	109,050
Estimated obligations	43,959	21,128	1,691,632	802,864
Reimbursement obligations	990,225	710,308	3,301,258	1,955,966
Employee postemployment benefits	-	4,375	186,003	451,801
Provision for contingencies	-	-	207,460	240,190
Fees as per regulations	-	-	1,237,934	1,176,414
Leasing	-	-	159,633	142,997
Concessions to pay	-	-	36,291	35,233
Derivatives financial instruments	-	-	119,776	269,718
Other	129,416	90,077	893,823	942,449
	11,325,489	9,635,996	31,468,813	26,124,809
Non-Current Liabilities
Loans and financing	18,035,494	17,806,158	41,437,317	38,408,352
Federal treasury credits	72,645	155,676	72,645	155,676
Debentures	-	-	68,443	279,410
Anticipated energy sale	-	-	842,513	879,452
Compulsory loan	289,572	211,554	289,572	211,554
Decommissioning obligations	-	-	425,428	408,712
Fuel consumption account - CCC	873,460	954,013	873,460	954,013
Provision for contingencies	1,343,065	1,446,397	5,015,595	4,652,176
Employee postemployment benefits	161,408	161,408	2,319,734	2,256,132
Provision for uncovered liability in controlled co’s	990,356	472,148	-	-
Compensation obligations	-	-	1,707,688	1,475,262
Leasing	-	-	1,862,385	1,775,544
Shareholders remuneration	-	3,143,222	-	3,143,222
Concession to pay	-	-	1,600,041	1,534,532
Advance for future capital increase	148,695	148,695	148,695	148,695
Derivatives financial instruments	-	-	228,359	197,965
Sectorial charges	-		517,875	385,724
Taxes payable	122,423	383,682	1,638,687	1,902,522
Other	404,886	328,051	477,357	1,046,359
	22,442,004	25,211,004	59,525,794	59,815,302
Stockholders’ Equity
Capital Stock	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserve	26,048,342	26,048,342	26,048,342	26,048,342
Income reserve	18,571,012	18,571,011	18,571,012	18,571,011
Additional dividend proposed	-	706,018	-	706,018
Accrued income	3,627,552	-	3,627,552	-
Equity evaluation adjustment	213,398	220,915	213,398	220,915
Other comprehensive income	(179,508)	(8,108)	(179,508)	(8,108)
Participation of non-controlling shareholders	-	-	207,318	358,812

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
	79,586,127	76,843,509	79,793,446	77,202,321
Total Liabilities and Stockholders’ Equity	113,353,620	111,690,509	170,788,053	163,142,432

Marketletter

Statement of Income

(R$ thousand)

	Parent Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Net Operating Revenues	1,778,017	1,882,874	24,386,135	20,458,351
Operating expenses
Personnel, material and services	349,434	340,483	6,093,895	5,603,093
Electricity purchased for resale	1,779,001	1,442,053	3,252,045	2,475,601
Use of basic transmission network	-	-	1,496,724	1,053,464
Construction - distribution	-	-	644,335	567,561
Construction - transmission	-	-	2,580,375	1,904,100
Fuel for electric power production	-	-	460,310	176,355
Remuneration and reimbursement	-	-	1,268,082	965,057
Depreciation	4,695	4,812	1,234,360	1,111,193
Amortization	-	-	90,465	133,280
Donations and contributions	219,258	167,782	287,237	222,383
Operating provisions	207,910	445,152	813,928	1,787,622
Results to compensate from Itaipu	-	-	795,068	581,494
Other	454,342	158,124	1,404,684	868,781
	3,014,640	2,558,406	20,421,508	17,449,984
Operating result before financing result	(1,236,623)	(675,532)	3,964,627	3,008,367
Financing result
Financing revenues
Interest, commissions and taxes revenues	1,462,725	1,301,652	575,113	543,446
Financing investment revenues	1,213,960	1,199,540	1,574,653	1,534,747
Arrears in electric energy	15,799	29,611	218,557	261,482
Monetary updates	698,443	522,419	450,620	341,194
Exchange asset variation	535,813	974,490	450,054	768,674
Other financing revenues	127,145	65,224	164,635	133,586
Financing expenses
Debt charges	(682,534)	(478,260)	(1,714,223)	(1,237,352)
Leasing charges	-	-	(331,149)	(268,539)
Shareholders resources charges	(422,837)	(830,070)	(488,771)	(980,282)
Other	(388,368)	(223,953)	(198,981)	(533,570)
	2,560,146	2,560,654	700,508	563,386
Result before minority participation	1,323,523	1,885,122	4,665,135	3,571,753
Minority participation result	2,839,036	1,820,487	538,088	576,087
Result before income tax and social contribution	4,162,559	3,705,609	5,203,223	4,147,840
Income tax	(398,914)	(389,393)	(1,049,132)	(644,036)
Social Contribution	(143,609)	(140,713)	(521,894)	(309,429)
Net income (loss) for the period	3,620,036	3,175,503	3,632,197	3,194,375
Portion Attributed to controllers	3,620,036	3,175,503	3,620,036	3,175,506
Portion Attributed to no controllers	-	-	12,161	18,869
Net income (loss) per share – R$	R$2.68	R$2.80	R$2.69	R$2.82

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11

Operating activities
Net income before income tax and social contribution	4,162,559	3,705,609	5,203,223	4,223,969
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	4,695	4,812	1,324,825	1,244,473
Net monetary/exchange variations	(998,118)	(678,149)	(734,218)	(479,368)
Financial charges	(1,055,770)	(1,084,850)	425,795	151,012
Financing asset revenue	-	-	(2,382,290)	(2,043,105)
Equity method result	(2,839,036)	(1,820,487)	(538,088)	(576,084)
Provision for uncovered liabilities	518,237	373,711	-	-
Provision for credits of questionable liquidation	(178,856)	47,530	398,757	550,758
Provision for contingencies	(103,332)	(65,502)	458,407	235,483
Provision for impairment of assets	-	-	-	409,000
Provision for post employment benefit plan	-	-	22,988	-
Provision for loss investments	(221,678)	64,142	(221,678)	64,142
Charges on RGR	275,579	261,458	275,579	261,458
Adjustment present value	(8,718)	8,253	5,678	25,566
Minority participation result	-	-	(18,426)	(28,589)
Charges on stockholders’ resources	422,837	830,070	488,771	980,282
Loss/Income sales of assets	-	-	18,139	(2,572)
Financing instruments - derivatives	-	-	(185,895)	82,273
Other	330,959	(171,091)	345,823	147,306
	(3,853,201)	(2,230,103)	(315,834)	1,022,034
(Increases) decreases in operating assets
Accounts receivable	(0)	0	(263,804)	(25,781)
Marketable securities	3,818,833	(463,391)	3,896,488	(329,740)
Reimbursement rights	-	-	(1,455,095)	444,683
Stored materials	(277)	(13)	(134,079)	4,021
Nuclear fuel inventories	-	-	(53,486)	(16,447)
Expenses paid in advance	-	-	-	-
Financing assets - concession	(194,817)	(799,939)	(194,817)	(799,939)
Others	13,348	(66,851)	(168,482)	96,212
	3,637,087	(1,330,194)	1,626,725	(626,991)
Increase/(decrease) in operating liabilities
Suppliers	(6,854)	(91,343)	574,635	(797,884)
Advances from customers	0	(0)	(35,455)	(32,928)
Leasing	-	-	(71,452)	94,774
Estimated obligations	22,831	2,697	888,768	203,979
Reimbursement obligation	(0)	0	1,297,801	0
Sector charges	-	-	61,520	7,570
Others	45,598	(138,076)	183,229	158,502
	61,574	(226,722)	2,899,046	(365,987)
Resources from (applied in) operating activities	4,008,020	(81,410)	9,413,160	4,253,025
Payment of Financial Charges	(357,532)	(268,663)	(1,241,738)	(1,101,405)
Payment of Global Reversion Reserve (RGR) charges	(193,410)	(200,850)	(193,410)	(200,850)
Annual Permitted revenue receipts	-	-	2,704,819	2,375,145
Financial Charges receivable	1,345,297	991,333	578,336	253,482
Payment of Income Tax and Social Contributions	(359,138)	(472,486)	(698,588)	(973,479)
Receiving remuneration for equity investments	1,099,202	1,094,281	410,898	356,172
Judicial Deposits	(41,155)	31,844	(334,005)	(154,722)

Marketletter

	Parent Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11

	5,501,283	1,094,049	10,639,472	4,807,367
Financing Activities
Loans and financing obtained – long-term	757	4,701	4,575,250	3,146,071
Loans and financing paid	(1,156,266)	(785,475)	(2,562,207)	(1,611,949)
Shareholders remuneration - paid	(4,953,892)	(4,040,258)	(4,965,392)	(4,063,609)
Payment of refinancing of taxes and contributions (principal)	-	-	(81,256)	(54,802)
Compulsory loan and Global Reversion Reserve	644,674	946,426	644,674	946,425
Others	-	-	(143,903)	197,355
Resources from (applied in) financing activities	(5,464,726)	(3,874,606)	(2,532,834)	(1,440,510)
Investment Activities
Loans and financing - granted	(1,324,562)	(2,306,147)	(367,628)	(261,206)
Loans and financing - received	1,979,843	1,656,096	899,629	896,801
Received renegotiated energy credits	-	-	200,245	177,894
Acquisition of property, plant and equipment	(3,006)	(12,533)	(6,206,572)	(5,461,119)
Acquisition of intangible assets	-	-	(20,731)	(153,285)
Acquisition of concession assets	-	-	(3,188,876)	(2,716,324)
Acquisition/capital increase in corporate participations	(49,860)	(167,601)	(49,860)	-
Concession of advance for future capital increase	(1,111,831)	(1,169,868)	-	-
Others	-	-	(144,140)	(166,543)
Resources from (applied in) investment activities	(509,416)	(2,000,053)	(8,877,932)	(7,683,783)
Increase (reduction) in cash and cash equivalent	(472,859)	(4,780,611)	(771,294)	(4,316,925)
Cash and cash equivalent – beginning of period	1,396,729	5,598,702	4,959,787	9,220,169
Cash and cash equivalent – end of period	923,870	818,091	4,188,493	4,903,244
	(472,859)	(4,780,611)	(771,294)	(4,316,925)

9.     Subsequent Events (note 45)

Extension of Concessions of Electric Power Public Service

On September 11, 2012, the Federal Government issued Provisional Measure nr. 579, regulated by Decree 7805 of September 14, 2012, in order to define the criteria for the extension of concessions for generation, transmission and distribution of electrical energy maturing from 2015 to 2017. Actions taken by the Federal Government also aim to benefit consumers of electricity through tariff reduction of three components: generation cost, transmission cost and sector charges.

Eletrobras, through its subsidiaries, owns 41.8 GW of installed capacity, 60,600 km of transmission lines and six power distributors that serve approximately 3.6 million consumers, 4 (four) of which act in isolated systems in the northern region of Brazil.

In this context, by 15 October 2012, the affected Eletrobras companies sent a correspondence to the National Electric Energy Agency - ANEEL, expressing their interest in extending their contracts.

Marketletter

The manifestation has a preliminary nature, aiming to protect the right of companies to the extension, given the statutory limitation period provided for in Decree No. 7.805/12. It is a fact, however, that the studies for the final decision of signing the extensions depend on information that was only published on November 1, 2012.
ANEEL released on September 13, 2012, the major milestones for the implementation of the provisions of MP Nr. 579/12, as follows:

Date	Event
09/12/2012	Publication of Provisional Measure nr. 579
09/17/2012	Disclosure of Regulatory Decree – 7.805/2012
10/15/2012	Deadline for manifestation of interest, by companies, in the renewal of concession contracts
11/01/2012	Approval of the drafts of the amended terms for concession agreements of generation and transmission
11/01/2012	Publication of generation rates and allowed revenue in transmission
12/04/2012	Deadline for signing the amended terms of the concession contracts of generation and transmission
11/12/2012	Approval of the values of the Usage Rate of Transmission Systems - TUST
12/19/2012	Provisional homologation Resolution of energy quotas to distributors
01/01/2013	Beginning the validity of the new revenue allowed for transmission, TUST generation tariffs
01/20/2013	Final homologation Resolution of energy quotas to distributors
02/05/2013	Extraordinary tariff review of distribution tariffs for perception by consumers

On October 31, 2012, the Ministry of Mines and Energy - MME published Ordinances that defined: (i) the initial tariffs for hydroelectric power plants pursuant to art. 1of Provisional Measure (Ordinance 578) and (ii) the annual allowed revenues of the transmission assets included in the transmission concessions as per art. 6 of Provisional Measure (Ordinance 579). Additionally, the MME and the Ministry of Finance issued on 1 November 2012, the Ministerial Ordinance 580, which determines the values of the indemnities, at June 2012 prices, referenced by June prices, of the assets affected by Provisional Measure.

On the same date, the MME provided drafts of contracts to be signed if, at the end of the studies, which are in preparation, the decision is made to actually sign of the contracts.

With the contract forms and the information published through the mentioned Ordinances, the economic and financial studies as well as the legal studies are being concluded in order to make a decision regarding the subject matter.

Our technical teams are studying in detail the data disclosed, seeking to identify investments that may not have been recognized by ANEEL and, therefore, have been disregarded in the determination of the compensation, such as modernization expenses, which were not included in the plants original project design.

Concurrently, studies are being prepared for resizing and adequacy of the current cost structure of Eletrobras companies in order to meet the revenue threshhold established for operation and maintenance of the affected assets.

Marketletter

It’s important, however, that given the importance of the subject matter, it may be deliberated by a Shareholders' Meeting of Eletrobras. Given the short notice given by the Regulator for the signing of contracts and the time limit set by law for the convening of the parties, this should only occur in the first days of December, and there are no means of anticipating what the decision will be.

The fact that the matter will be decided by the shareholders and not the board of directors of the Company, involves uncertainty, since there is no way to anticipate what decision will be taken. There are, however, a number of other unknowns regarding the matter at hand.

It should be noted that the Normative Act which regulates amendments, which is being analyzed, has several temporary items, which may be modified by the Legislative Branch. Concerning the possibility of change, the significant amount of 431 amendments should be noted.

It may be stated that the amounts and conditions are not final and therefore not yet determined for the establishment of the real impacts on the Company, considering the legislative uncertainties deriving from the discussion on the 431 amendments to MP 579/2012.

Under MP 579/2012, the hydroelectric concessions included in art. 19 of Law 9,074 of July 7, 1995, may be extended, at the discretion of the grantor, but once for a period of up to thirty years. The extension will depend on the express acceptance, by the utilities, of the following conditions:

I - remuneration rate calculated by the National Electric Energy Agency - ANEEL for each hydropower plant;

II - allocation of physical guarantee quotas of energy and hydroelectric power to public utilities of electricity distribution belonging to the National Interconnected System - SIN, to be determined by ANEEL, in accordance with regulations of the grantor, and

III - submission to service quality standards set by ANEEL.

 Concessions for thermoelectric power generation may be extended, at the discretion of the grantor, but once, for a period of up to twenty years.

Concessions for transmission as described in § 5 of art. 17 of Law 9,074 of 1995, may be extended, at the discretion of the grantor, but once, for a period of up to thirty years. The extension will depend on the express acceptance by the utililties, of the following conditions:

I - fixed revenue as per criteria established by ANEEL, and

II - submission to service quality standards set by ANEEL.

Marketletter

The distribution concessions described in art. 22 of Law 9074 of 1995, may be extended, at the discretion of the grantor, but once, for a period of up to thirty years, according operational and economic rationality criteria. The extension of concessions for electricity distribution will depend on the explicit acceptance of the conditions established in the concession contract or amendments.

For the distribution segment, an extraordinary tariff revision is planned for February 5, 2013, for consumers to establish tariffs. With regard to distribution, specifically companies belonging to Eletrobras, the Union did not disclose the procedures and methodology for calculating the reimbursement amount of generation in isolated systems, so publication of this information may have an effect on the amounts recognized as liabilities and rights to reimbursement.

Concessions of generation, transmission and distribution of electrical energy that are not renewed by accepting the conditions presented by the Granting Authority, by the signing of an Amendment to existing concession contracts as per MP 579/12, will be auctioned upon expiration of the current period (2015 - 2017), in the form of auction or competition for up to thirty years.

Additionally, Eletrobras has investments in associated companies valued at equity equivalency method whose effects of MP No. 579/12, in relation to the amount of compensation of affected assets and approval of the extension of the concession contracts, are being evaluated and their potential impacts are not recognized in its financial statements, therefore, they were not recognized in the financial statements of Eletrobras. The related companies affected by the relevant MP No. 579/12 are as follows:

	Investiment	Equivalency Results
CTEEP	731,739	153,088
EMAE	302,692	1,502
CEE-GT	842,407	84,552
	1,876,838	239,142

Marketletter

The Company owns the following concessions affected by PM nr.579/12:

Transmission Concessions

Indemnification asset

Affected Contracts		Residual Value (09.30.2012)	Indemnification Value (proposal)
		Total	Total
Eletrosul	057/2001	1.958.677	1.985.495
Eletronorte	058/2001	4.447.049	1.682.268
Chesf	061/2001	5.205.687	1.587.160
Furnas	062/2001	6.857.996	2.878.028
Total Afetados		18.469.409	8.132.951

Non-Affected Contracts

Eletrosul		497.694	Não Aplicavel
Eletronorte		254.387	Não Aplicavel
Furnas		794.775	Não Aplicavel
Chesf		1.088.270	Não Aplicavel
Total Não Afetados		2.635.126

Transmission Total Asset		21.104.535	8.132.951

Annual Allowed Revenue (2013 - Affected and Non-Affected)

		With no Effect of MP 579/2012	With no Effect of MP 579/2012
Contracts		(Not reviewed)	(Not reviewed)

Eletrosul		991.874	543.169
Eletronorte		1.291.275	443.064
Chesf		1.532.766	550.034
Furnas		2.549.673	891.826
		6.365.588	2.428.093

Marketletter

Generation concessions

Parte superior do formulário
Indemnification asset
	Residual Value	Indemnification Value
Affected Contracts	(09.30.2012)	(proposal)

CHESF

UHE Paulo Afonso I	101,073	-
UHE Paulo Afonso II	103,160	-
UHE Paulo Afonso III	72,310	-
UHE Paulo Afonso IV	114,201	360,473
UHE Apolônio Sales (Moxotó)	58.661	84,612
UHE Luiz Gonzaga (Itaparica)	4.593.560	1,687,105
UHE Xingó	4,357,626	2,925,318
UHE Piloto	-	-
UHE Araras	623	-
UHE Funil	18,721	-
UHE Pedra	14,525	-
UHE Boa Esperança (Castelo Branco)	136.918	72,783
TOTAL	9,571,378	5,130,291
FURNAS

UHE Marimbondo	65,196	64,368
UHE Funil	19,676	-
UHE P Colombia	23,543	-
UHE Furnas	557,094	-
UHE Luis C B Carvalho	553,559	-
UHE Corumbá	1,677,924	666,571
UHE Santa Cruz	645,611	Undisclosed
TOTAL	3,542,603	730,939
ELETRONORTE

UHE COARACY NUNES	112,070	35,492

AMAZONAS ENERGIA

UTE APARECIDA	158,616	Undisclosed
UTE MAUÁ	185,966	Undisclosed
UTE DE FLORES	3,332	Undisclosed
UTE CIDADE NOVA	3,251	Undisclosed
UTE SÃO JOSÉ	5,206	Undisclosed
Generators Groups	293,908	Undisclosed
TOTAL	650,279
CGTEE

UTE SÃO JERONIMO	5,699	Undisclosed
UTE NUTEPA	4,340	Undisclosed
UTE PRESIDENTE MEDICI	397.365	Undisclosed

	407,404

Marketletter

	Residual Value	Indemnification Value
Non-Affected Contracts	(09.30.2012)	(proposal)

FURNAS	5,242,579	Not applicable
CGTEE	1,695,645	Not applicable
ELETRONORTE	8,866,926	Not applicable
AMAZONAS ENERGIA	428,659	Not applicable
CHESF	1,029,697	Not applicable
TOTAL NON-AFFECCTED	17,263,506
Generation total Asset	31,547,240	5,896,722

Generation Annual Revenue - RAG (2013 - Affected and Non-Affected)

Plant
	With no Effect of MP 579/2012(Not reviewed)	With Effect of MP 579/2012 (Not reviewed)

CHESF	5,037,364	2,349,384
FURNAS	4,048,723	2,360,509
ELETRONORTE	3,657,080	3,622,391
AMAZONAS ENERGIA	626,950	Undisclosed
CGTEE	626,950	Undisclosed

	14,024,477	8,332,284

Marketletter

Distribution Concessions

Concession Area	Residual Value (09.30.2012)

Alagoas	801,047
Rondonia	454,714
Piaui	610,971
Acre	255,070
Amazonas	1,609,693
Boavista (Roraima)	110,085
TOTAL	3,841,580

(*) The proposal for revenue generation activity, as disclosed in Ordinances 578 and 579, are shown including taxes and charges sectoral incidents, and were determined based on estimates from tariffs and disclosed on the basis of installed capacity.

(**) The revenue generation and transmission are based on June/2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.